EXHIBIT 3.1

CERTIFICATE OF RETIREMENT OF
SERIES B CONVERTIBLE PREFERRED STOCK OF
PLATFORM SPECIALTY PRODUCTS CORPORATION
(Pursuant to Section 243(b) of the General Corporation Law of the State of Delaware)
Platform Specialty Products Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (hereinafter, the “Corporation”), in accordance with the provisions of Section 243(b) of the General Corporation Law of the State of Delaware (the “DGCL”), certifies as follows:
FIRST: Pursuant to Section 151 of the DGCL and authority granted in the Corporation’s Certificate of Incorporation filed on January 22, 2014, as amended by the Certificate of Amendment of Certificate of Incorporation (as amended, the “Certificate of Incorporation”), the Board of Directors of the Corporation previously designated 600,000 shares of preferred stock of the Corporation as “Series B Convertible Preferred Stock,” par value $0.01 per share (the “Series B Preferred Stock”), and established the powers (including voting powers), if any, and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, of such series as set forth in the Certificate of Designation filed with the Secretary of State of the State of Delaware on February 13, 2015 (the “Certificate of Designation”).
SECOND: On December 13, 2016, all issued and outstanding shares of Series B Preferred Stock, which shares constituted all of the authorized shares of Series B Preferred Stock, were either converted or repurchased by the Corporation. Thereupon, the Board of Directors of the Corporation resolved to retire and cancel all such shares of Series B Preferred Stock, such that there are no shares of Series B Preferred Stock outstanding.
THIRD: Section 9 of the Certificate of Designation provides that any shares of Series B Preferred Stock that are converted, redeemed, repurchased or otherwise acquired by the Corporation shall not be reissued as shares of Series B Preferred Stock.
FOURTH: Accordingly, pursuant to the provisions of Section 243(a) of the DGCL, upon the effectiveness of this Certificate of Retirement, the Certificate of Incorporation (including, without limitation, the Certificate of Designation) shall be amended to eliminate all reference to the Series B Preferred Stock.
IN WITNESS WHEREOF, the Corporation has caused this Certificate of Retirement to be executed and acknowledged by John E. Capps, Executive Vice President, General Counsel and Secretary, this 16th day of December, 2016.

PLATFORM SPECIALTY PRODUCTS CORPORATION

By:	/s/ John E. Capps
Name:	John E. Capps
Title:	Executive Vice President, General Counsel and Secretary